UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-1
STATEMENT OF ELIGIBILITY UNDER THE TRUST
INDENTURE ACT OF 1939 OF A CORPORATION
DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
TRUSTEE PURSUANT TO SECTION 305(b)(2) ☐

THE BANK OF NEW YORK MELLON
(Exact name of trustee as specified in its charter)

New York (Jurisdiction of incorporation if not a U.S. national bank)	13-5160382 (I.R.S. Employer Identification No.)

One Wall Street New York, New York (Address of principal executive offices)	10286 (Zip code)
Robert Sussman
Legal Department
The Bank of New York Mellon
One Wall Street, 29th Floor
New York, NY 10286
(212) 635-1889
(Name, address and telephone number of agent for service)
AGRIUM INC.
(Exact name of obligor as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	98-0346248 (I.R.S. employer identification no.)

13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada (Address of principal executive offices)	T2J 7E8 (Zip code)

Debt Securities
and related guarantees
(Title of the indenture securities)

Item 1. General Information.
Furnish the following information as to the Trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Superintendent of Banks of the State of New York	2 Rector Street, New York, N.Y. 10006 and Albany, N.Y. 12203
Federal Reserve Bank of New York	33 Liberty Plaza, New York, N.Y. 10045
Federal Deposit Insurance Corporation	550 17th Street, N.W., Washington, D.C. 20429
New York Clearing House Association	New York, N.Y. 10005
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.
Item 2. Affiliations with Obligor.
If the obligor is an affiliate of the trustee, describe each such affiliation.
None.
Item 16. List of Exhibits.
          Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.	—	A copy of the Organization Certificate of The Bank of New York Mellon (formerly The Bank of New York (formerly Irving Trust Company)) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672, Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121195.) Certificate of Effectiveness providing for the mergers of Mellon Securities Trust Company and The Dreyfus Trust Company with and into The Bank of New York, under the name The Bank of New York Mellon. Certificate of Effectiveness providing for the merger of BNY Mellon Interim Institutional National Bank, with and into The Bank of New York, under the name The Bank of New York Mellon.

4.	—	A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 with Registration Statement No. 333-121195.)

6.	—	The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

7.	—	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE
          Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 3rd day of September, 2008.

THE BANK OF NEW YORK MELLON
By:	/s/ Karen A. Trachtenberg
	Name:	Karen A. Trachtenberg
	Title:	Vice President

EXHIBIT 1

EXHIBIT 1
     I, David S. Fredsall, Deputy Superintendent of Banks of the State of New York, DO HEREBY CERTIFY:
     THAT, in accordance with the provisions of Section 601-b of the New York Banking Law, there were filed in the office of the Superintendent of Banks, as of 12:01 a.m., July 1, 2008, Agreements and Plans of Merger, dated as of June 25, 2008, and other required documents, providing for the mergers of MELLON SECURITIES TRUST COMPANY, New York, New York, and THE DREYFUS TRUST COMPANY, Uniondale, New York, with and into THE BANK OF NEW YORK, New York, New York, under the name, THE BANK OF NEW YORK MELLON, which mergers were approved by the Superintendent of Banks on June 26, 2008; and
     THAT, the aforementioned mergers have been recognized as valid and effective as of the date and time of such filings.
     Witness, my hand and official seal of the Banking Department at the City of New York, this 1st day of July in the year two thousand and eight.

/s/ David S. Fredsall
Deputy Superintendent of Banks

     I, Richard H. Neiman, Superintendent of Banks of the State of New York, DO HEREBY APPROVE, pursuant to the provisions of Section 601-b of the New York Banking Law, Agreements and Plans of Merger dated as of June 25, 2008 providing for the mergers of MELLON SECURITIES TRUST COMPANY, New York, New York, and THE DREYFUS TRUST COMPANY, Uniondale, New York, with and into THE BANK OF NEW YORK, New York, New York, under the name THE BANK OF NEW YORK MELLON, said mergers to become effective upon the filing of the Agreements and Plans of Merger in the office of the Superintendent of Banks.
my hand and official seal of the Banking Department at the City of New York, this 26th day of June in the Year two thousand and eight.

Richard H. Neiman Superintendent of Banks
By	/s/ David S. Fredsall
Deputy Superintendent of Banks

AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER, dated as of June 25th, 2008 (this “Agreement”), is made and entered into between MELLON SECURITIES TRUST COMPANY (“MSTC”), a New York trust company and THE BANK OF NEW YORK (“BNY”), a New York banking corporation.
WITNESSETH:
          WHEREAS, the Boards of Directors of BNY and MSTC have each determined that it is advisable and in the best interests of their stockholders to consummate, and have approved, the business combination transaction provided for herein in which MSTC would merge with and into BNY (the “Merger”).
          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
THE MERGER
          1.01 The Merger. At the Effective Time (as defined in Section 1.02), upon the terms and subject to the conditions of this Agreement and in accordance with applicable provisions of the New York Banking Law and the Federal Deposit Insurance Act, the Merger shall be effected, and MSTC shall be merged with and into BNY. Following the Merger, the separate existence of MSTC shall cease, and BNY shall continue as the surviving company (the “Surviving Company”) and shall succeed to and assume all of the rights and obligations of MSTC in accordance with Section 602 of the New York Banking Law. As a result of the Merger, the outstanding shares of capital stock of BNY and MSTC shall be converted or canceled in the manner provided in Article II.
          1.02 Effective Time. The Merger shall become effective on July 1, 2008 at 12:01 a.m. New York City time in accordance with the sequence as set forth in Exhibit 1 (the date and time being referred to herein as the “Effective Time”).
          1.03 Effects of the Merger. Subject to the foregoing and the provisions of Article IV, the effects of the Merger shall be as provided in the applicable provisions of Section 602 of the New York Banking Law.
          1.04 Further Assurances. Each party hereto will execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest the Surviving Company with full title to all assets, properties, rights, approvals, immunities and franchises of either of BNY or MSTC or to effect the other purposes of this Agreement.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK
          2.01 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of BNY or MSTC or the holder of any of capital stock of BNY or MSTC (i) each issued and outstanding share of common stock, par value $500 per share, of MSTC shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefore, and (ii) each issued and outstanding share of common stock, par value $75 per share, of BNY shall continue to be outstanding and become one issued share of common stock, par value $75 per share, of the Surviving Company.
ARTICLE III
CERTAIN CONDITIONS
          3.01 Conditions. This Agreement and the Merger is subject to the approval of:
          (a) the New York Superintendent of Banks;
          (b) any other governmental or regulatory authority having jurisdiction over any of the parties and the actions herein proposed to be taken; and
          (c) the sole stockholder of MSTC and BNY, respectively.
ARTICLE IV
CERTAIN OPERATIONAL AND GOVERNANCE MATTERS
          4.01 Name of the Surviving Company. The name of the Surviving Company shall be The Bank of New York Mellon.
          4.02 Offices. The principal office of the Surviving Company shall be One Wall Street, New York, New York.
          4.03 Organization Certificate of the Surviving Company. The organization certificate of BNY in effect at the Effective Time shall be the organization certificate of the Surviving Company until amended in accordance with applicable law.
          4.04 Bylaws of the Surviving Company. The bylaws of BNY in effect at the Effective Time shall be the Bylaws of the Surviving Company until amended in accordance with applicable law.
          4.05 Directors and Officers of Surviving Company.
          (a) The names of each director of the Surviving Company to serve until the next annual meeting of the stockholder(s) shall be as set forth in Exhibit 2 hereto.

          (b) The officers of BNY immediately prior to the Effective Time shall be the officers of the Surviving Company, until their resignation or removal or until their respective successors are duly elected and qualified.
ARTICLE V
TERMINATION, AMENDMENT AND WAIVER
          5.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time by mutual written agreement of the parties hereto duly authorized by action taken by or on behalf of their respective Boards of Directors.
          5.02 Effect of Termination. If this Agreement is validly terminated by either MSTC or BNY pursuant to Section 5.01, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of either MSTC or BNY (or any of their respective Representatives or Affiliates).
          5.03 Amendment. This Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the parties hereto at any time prior to the Effective Time. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party hereto.
ARTICLE VI
GENERAL PROVISIONS
          6.01 Entire Agreement. This Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.
          6.02 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns. It is not the intention of the parties to confer third-party beneficiary rights upon any other person.
          6.03 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.
          6.04 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
          6.05 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State without giving effect to the conflicts of laws principles thereof.

          6.06 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts, provided receipt of such counterparts is confirmed.

          IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer thereunto duly authorized as of the date first above written.

MELLON SECURITIES TRUST COMPANY
By:	/s/ Robert F. Hennessy
	Name:	Robert F. Hennessy
	Title:	Chairman, President and Chief Executive Officer

THE BANK OF NEW YORK
By:
	Name:	Donald R. Monks
	Title:	Vice Chairman

          IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer thereunto duly authorized as of the date first above written.

MELLON SECURITIES TRUST COMPANY
By:
	Name:	Robert F. Hennessy
	Title:	Chairman, President and Chief Executive Officer

THE BANK OF NEW YORK
By:	/s/ Donald R. Monks
	Name:	Donald R. Monks
	Title:	Vice Chairman

EXHIBIT 1
Sequence of Events of the Reorganization
The reorganization of the following trust company and bank subsidiaries of The Bank of New York Mellon Corporation will occur on July 1, 2008 at 12:01 a.m. in the following sequence:
Mellon Trust of California merges with Mellon California Interim National Bank
Mellon California Interim National Bank merges with Mellon Bank, N.A.
Mellon Trust of Washington merges with Mellon Washington Interim National Bank
Mellon Washington Interim National Bank merges with Mellon Bank, N.A.
Mellon Trust of New York, LLC merges with Mellon New York Interim National Bank
Mellon New York Interim National Bank merges with Mellon Bank, N.A.
Mellon Trust of New England, N.A. merges with Mellon Bank, N.A.
Mellon Bank, National Association divides into two national banks. The wealth management business is allocated to, and will continue to be owned by Mellon Bank, National Association which survives the division and is renamed BNY Mellon, National Association. The institutional business is allocated to and vested in the new national bank, BNY Mellon Interim Institutional National Bank, a subsidiary of Mellon Bank, National Association.
BNY Mellon, National Association (f/k/a Mellon Bank, National Association) distributes the stock of BNY Mellon Interim Institutional National Bank to The Bank of New York Mellon Corporation as a return of capital.
BNY Mellon Interim Institutional National Bank merges with The Bank of New York which survives the merger and is renamed The Bank of New York Mellon.
MBC Investments Corporation distributes the stock of The Dreyfus Trust Company to The Bank of New York Mellon Corporation as a return of Capital.
*   Mellon Securities Trust Company merges with The Bank of New York Mellon
(f/k/a The Bank of New York)
The Dreyfus Trust Company merges with The Bank of New York Mellon
(f/k/a The Bank of New York)
*	This Merger shall occur immediately following the distribution of stock of The Dreyfus Trust Company to The Bank of New York Mellon Corporation as a return of capital and immediately prior to the merger of The Dreyfus Trust Company with The Bank of New York Mellon.

EXHIBIT 2
DIRECTORS OF SURVIVING COMPANY

Frank J. Biondi, Jr.	Senior Managing Director, WaterView Advisors LLC

Ruth E. Bruch	Senior Vice President and Chief Information Officer, Kellogg Company

Nicholas M. Donofrio	Executive Vice President, Innovation and Technology, IBM Corporation

Steven G. Elliott	Senior Vice Chairman, The Bank of New York Mellon Corporation

Gerald L. Hassell	President, The Bank of New York Mellon Corporation

Edmund F. Kelly	Chairman, President and Chief Executive Officer, Liberty Mutual Group

Robert P. Kelly	Chief Executive Officer, The Bank of New York Mellon Corporation

Richard J. Kogan	Retired President and Chief Executive Officer, Schering-Plough Corporation

Michael J. Kowalski	Chairman and Chief Executive Officer, Tiffany & Co.

John A. Luke, Jr.	Chairman and Chief Executive Officer, MeadWestvaco Corporation

Robert Mehrabian	Chairman, President and Chief Executive Officer, Teledyne Technologies Inc.

Mark A. Nordenberg	Chancellor, University of Pittsburgh

Catherine Rein	Retired Senior Executive Vice President and Chief Administrative Officer, MetLife, Inc.

Thomas A. Renyi	Executive Chairman, The Bank of New York Mellon Corporation

William C. Richardson	President and Chief Executive Officer Emeritus, W.K. Kellogg Foundation; and Chair and Co-Trustee Emeritus of The Kellogg Foundation Trust

Samuel C. Scott III	Chairman, President and Chief Executive Officer, Corn Products International, Inc.

John P. Surma	Chairman and Chief Executive Officer, United States Steel Corporation

Wesley W. von Schack	Chairman, President and Chief Executive Officer, Energy East Corporation

AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER, dated as of June 25th, 2008 (this “Agreement”), is made and entered into between THE DREYFUS TRUST COMPANY (“DTC”), a New York trust company and THE BANK OF NEW YORK (“BNY”), a New York banking corporation.
WITNESSETH:
          WHEREAS, the Boards of Directors of BNY and DTC have each determined that it is advisable and in the best interests of their stockholders to consummate, and have approved, the business combination transaction provided for herein in which DTC would merge with and into BNY (the “Merger”).
          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
THE MERGER
          1.01 The Merger. At the Effective Time (as defined in Section 1.02), upon the terms and subject to the conditions of this Agreement and in accordance with applicable provisions of the New York Banking Law and the Federal Deposit Insurance Act, the Merger shall be effected, and DTC shall be merged with and into BNY. Following the Merger, the separate existence of DTC shall cease, and BNY shall continue as the surviving company (the “Surviving Company”) and shall succeed to and assume all of the rights and obligations of DTC in accordance with Section 602 of the New York Banking Law. As a result of the Merger, the outstanding shares of capital stock of BNY and DTC shall be converted or canceled in the manner provided in Article II.
          1.02 Effective Time. The Merger shall become effective on July 1, 2008 at 12:01a.m. New York City time in accordance with the sequence as set forth in Exhibit 1 (the date and time being referred to herein as the “Effective Time”).
          1.03 Effects of the Merger. Subject to the foregoing and the provisions of Article IV, the effects of the Merger shall be as provided in the applicable provisions of Section 602 of the New York Banking Law.
          1.04 Further Assurances. Each party hereto will execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest the Surviving Company with full title to all assets, properties, rights, approvals, immunities and franchises of either of BNY or DTC or to effect the other purposes of this Agreement.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK
          2.01 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of BNY or DTC or the holder of any of capital stock of BNY or DTC (i) each issued and outstanding share of common stock, par value $100 per share, of DTC shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefore, and (ii) each issued and outstanding share of common stock, par value $75 per share, of BNY shall continue to be outstanding and become one issued share of common stock, par value $75 per share, of the Surviving Company.
ARTICLE III
CERTAIN CONDITIONS
          3.01 Conditions. This Agreement and the Merger is subject to the approval of:
          (a) the New York Superintendent of Banks;
          (b) any other governmental or regulatory authority having jurisdiction over any parties and the actions herein proposed to be taken; and
          (c) the sole stockholder of DTC and BNY, respectively.
ARTICLE IV
CERTAIN OPERATIONAL AND GOVERNANCE MATTERS
          4.01 Name of the Surviving Company. The name of the Surviving Company shall be The Bank of New York Mellon.
          4.02 Offices. The principal office of the Surviving Company shall be One Wall Street, New York, New York.
          4.03 Organization Certificate of the Surviving Company. The organization certificate of BNY in effect at the Effective Time shall be the organization certificate of the Surviving Company until amended in accordance with applicable law.
          4.04 Bylaws of the Surviving Company. The bylaws of BNY in effect at the Effective Time shall be the Bylaws of the Surviving Company until amended in accordance with applicable law.
          4.05 Directors and Officers of Surviving Company.
          (a) The names of each director of the Surviving Company to serve until the next annual meeting of the stockholder(s) shall be as set forth in Exhibit 2 hereto.

          (b) The officers of BNY immediately prior to the Effective Time shall be the officers of the Surviving Company, until their resignation or removal or until their respective successors are duly elected and qualified.
ARTICLE V
TERMINATION, AMENDMENT AND WAIVER
          5.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time by mutual written agreement of the parties hereto duly authorized by action taken by or on behalf of their respective Boards of Directors.
          5.02 Effect of Termination. If this Agreement is validly terminated by either DTC or BNY pursuant to Section 5.01, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of either DTC or BNY (or any of their respective Representatives or Affiliates).
          5.03 Amendment. This Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the parties hereto at any time prior to the Effective Time. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party hereto.
ARTICLE VI
GENERAL PROVISIONS
          6.01 Entire Agreement. This Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.
          6.02 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns. It is not the intention of the parties to confer third-party beneficiary rights upon any other person.
          6.03 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.
          6.04 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
          6.05 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State without giving effect to the conflicts of laws principles thereof.

          6.06 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts, provided receipt of such counterparts is confirmed.

          IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer thereunto duly authorized as of the date first above written.

DREYFUS TRUST COMPANY
By:	/s/ William H. Maresca
	Name:	William H. Maresca
	Title:	Chairman, President and Chief Executive Officer

THE BANK OF NEW YORK
By:
	Name:	Donald R. Monks
	Title:	Vice Chairman

          IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer thereunto duly authorized as of the date first above written.

DREYFUS TRUST COMPANY
By:
	Name:	William H. Maresca
	Title:	Chairman, President and Chief Executive Officer

THE BANK OF NEW YORK
By:	/s/ Donald R. Monks
	Name:	Donald R. Monks
	Title:	Vice Chairman

EXHIBIT 1
Sequence of Events of the Reorganization
The reorganization of the following trust company and bank subsidiaries of The Bank of New York Mellon Corporation will occur on July 1, 2008 at 12:01 a.m. in the following sequence:
Mellon Trust of California merges with Mellon California Interim National Bank
Mellon California Interim National Bank merges with Mellon Bank, N.A.
Mellon Trust of Washington merges with Mellon Washington Interim National Bank
Mellon Washington Interim National Bank merges with Mellon Bank, N.A.
Mellon Trust of New York, LLC merges with Mellon New York Interim National Bank
Mellon New York Interim National Bank merges with Mellon Bank, N.A.
Mellon Trust of New England, N.A. merges with Mellon Bank, N.A.
Mellon Bank, National Association divides into two national banks. The wealth management business is allocated to, and will continue to be owned by Mellon Bank, National Association which survives the division and is renamed BNY Mellon, National Association. The institutional business is allocated to and vested in the new national bank, BNY Mellon Interim Institutional National Bank, a subsidiary of Mellon Bank, National Association.
BNY Mellon, National Association (f/k/a Mellon Bank, National Association) distributes the stock of BNY Mellon Interim Institutional National Bank to The Bank of New York Mellon Corporation as a return of capital.
BNY Mellon Interim Institutional National Bank merges with The Bank of New York which survives the merger and is renamed The Bank of New York Mellon.
MBC Investments Corporation distributes the stock of The Dreyfus Trust Company to The Bank of New York Mellon Corporation as a return of Capital.
Mellon Securities Trust Company merges with The Bank of New York Mellon
(f/k/a The Bank of New York)

*	The Dreyfus Trust Company merges with The Bank of New York Mellon
(f/k/a The Bank of New York)

*	This Merger shall occur immediately following the merger of Mellon Securities Trust Company with The Bank of New York Mellon.

EXHIBIT 2
Directors Of Surviving Company

Frank J. Biondi, Jr.	Senior Managing Director, WaterView Advisors LLC

Ruth E. Bruch	Senior Vice President and Chief Information Officer, Kellogg Company

Nicholas M. Donofrio	Executive Vice President, Innovation and Technology, IBM Corporation

Steven G. Elliott	Senior Vice Chairman, The Bank of New York Mellon Corporation

Gerald L. Hassell	President, The Bank of New York Mellon Corporation

Edmund F. Kelly	Chairman, President and Chief Executive Officer, Liberty Mutual Group

Robert P. Kelly	Chief Executive Officer, The Bank of New York Mellon Corporation

Richard J. Kogan	Retired President and Chief Executive Officer, Schering-Plough Corporation

Michael J. Kowalski	Chairman and Chief Executive Officer, Tiffany & Co.

John A. Luke, Jr.	Chairman and Chief Executive Officer, MeadWestvaco Corporation

Robert Mehrabian	Chairman, President and Chief Executive Officer, Teledyne Technologies Inc.

Mark A. Nordenberg	Chancellor, University of Pittsburgh

Catherine Rein	Retired Senior Executive Vice President and Chief Administrative Officer, MetLife, Inc.

Thomas A. Renyi	Executive Chairman, The Bank of New York Mellon Corporation

William C. Richardson	President and Chief Executive Officer Emeritus, W.K. Kellogg Foundation; and Chair and Co-Trustee Emeritus of The Kellogg Foundation Trust

Samuel C. Scott III	Chairman, President and Chief Executive Officer, Corn Products International, Inc.

John P. Surma	Chairman and Chief Executive Officer, United States Steel Corporation

Wesley W. von Schack	Chairman, President and Chief Executive Officer, Energy East Corporation

EXHIBIT 1
     I, David S. Fredsall, Deputy Superintendent of Banks of the State of New York,
DO HEREBY CERTIFY:
     THAT, in accordance with the provisions of Section 601-b of the New York Banking Law, there were filed in the office of the Superintendent of Banks, as of 12:01 a.m., July 1, 2008, an Agreement and Plan of Merger, dated as of June 19, 2008, and other required documents, providing for the merger of BNY MELLON INTERIM INSTITUTIONAL NATIONAL BANK, Pittsburgh, Pennsylvania, with and into THE BANK OF NEW YORK, New York, New York, under the name, THE BANK OF NEW YORK MELLON, which merger was approved by the Superintendent of Banks on June 26, 2008;
     THAT, the following banking offices of BNY Mellon Interim Institutional National Bank have become branch offices of The Bank of New York Mellon:
135 Santilli Highway, Everett, Middlesex County, Massachusetts 02149;
121 East Main Street, Ligonier, Westmoreland County, Pennsylvania 15658;
201 King of Prussia Road, Radnor, Delaware County, Pennsylvania 19087;
500 Grant Street, Pittsburgh, Allegheny County, Pennsylvania 15219;
95 Wellington Street West, Toronto, Ontario, Canada; and
     THAT, the aforementioned merger has been recognized as valid and effective as of the date and time of such filing.
     Witness, my hand and official seal of the Banking Department at the City of New York, this 1st day of July in the year two thousand and eight.

/s/ David S. Fredsall
Deputy Superintendent of Banks

     I, Richard H. Neiman, Superintendent of Banks of the State of New York, DO HEREBY APPROVE, pursuant to the provisions of Section 601-b of the New York Banking Law, an Agreement and Plan of Merger dated as of June 19, 2008 providing for the merger of BNY MELLON INTERIM INSTITUTIONAL NATIONAL BANK, Pittsburgh, Pennsylvania, with and into THE BANK OF NEW YORK, New York, New York, under the name THE BANK OF NEW YORK MELLON, said merger to become effective upon the filing of the Agreement and Plan of Merger in the office of the Superintendent of Banks.
my hand and official seal of the Banking Department at the City of New York, this 26th day of June in the Year two thousand and eight.

Richard H. Neiman Superintendent of Banks
By	/s/ David S. Fredsall
Deputy Superintendent of Banks

AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER, dated as of June 19, 2008 (this “Agreement”), is made and entered into between BNY MELLON INTERIM INSTITUTIONAL NATIONAL BANK (“Interim Bank”), a national banking association with trust powers, and THE BANK OF NEW YORK (“BNY”), a New York banking corporation.
WITNESSETH:
          WHEREAS, the Boards of Directors of BNY and Interim Bank have each determined that it is advisable and in the best interests of their stockholders to consummate, and have approved, the business combination transaction provided for herein in which Interim Bank would merge with and into BNY (the “Merger”).
          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
THE MERGER
          1.01 The Merger. At the Effective Time (as defined in Section 1.02), upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the National Bank Act, the Federal Deposit Insurance Act and the New York Banking Law, the Merger shall be effected, and Interim Bank shall be merged with and into BNY. Following the Merger, the separate existence of Interim Bank shall cease, and BNY shall continue as the surviving company (the “Surviving Company”) and shall succeed to and assume all of the rights and obligations of Interim Bank in accordance with Section 602 of the New York Banking Law. As a result of the Merger, the outstanding shares of capital stock of BNY and Interim Bank shall be converted or canceled in the manner provided in Article II.
          1.02 Effective Time. The Merger shall become effective on July 1, 2008 at 12:01 a.m. New York City time in accordance with the sequence as set forth in Exhibit 1 (the date and time being referred to herein as the “Effective Time”).
          1.03 Effects of the Merger. Subject to the foregoing and the provisions of Article IV, the effects of the Merger shall be as provided in the applicable provisions of Section 602 of the New York Banking Law.
          1.04 Further Assurances. Each party hereto will execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest the Surviving Company with full title to all assets, properties, rights, approvals, immunities and franchises of either of BNY or Interim Bank or to effect the other purposes of this Agreement.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK
          2.01 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of BNY or Interim Bank or the holder of any of capital stock of BNY or Interim Bank (i) each issued and outstanding share of common stock, par value $5 per share, of Interim Bank shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefore, and (ii) each issued and outstanding share of common stock, par value $75 per share, of BNY shall continue to be outstanding and become one issued share of common stock, par value $75 per share, of the Surviving Company..
ARTICLE III
CERTAIN CONDITIONS
          3.01 Conditions. This Agreement and the Merger is subject to the approval of:
          (a) the New York Superintendent of Banks;
          (b) any other governmental or regulatory authority having jurisdiction over any of the parties and the actions herein proposed to be taken; and
          (c) the sole stockholder of Interim Bank and BNY, respectively.
ARTICLE IV
CERTAIN OPERATIONAL AND GOVERNANCE MATTERS
          4.01 Name of the Surviving Company. The name of the Surviving Company from and after the Effective Time shall be The Bank of New York Mellon.
          4.02 Offices. The principal office of the Surviving Company shall be One Wall Street, New York, New York. The Surviving Company will maintain all of BNY’s other present places of business as branch offices until such time as it takes action to the contrary in accordance with the New York Banking Law. The officially designated address of each of BNY’s branch offices is set forth in Exhibit 2 hereto. The Surviving Company will also maintain as branch offices, until such time as it takes action to the contrary in accordance with New York Banking Law, all of the other places of business of the Interim Bank. The officially designated address of each such place of business is set forth in Exhibit 3 hereto.
          4.03 Organization Certificate of the Surviving Company. The organization certificate of BNY in effect at the Effective Time shall be the organization certificate of the Surviving Company until amended in accordance with applicable law, provided that the name of the Surviving Company as reflected in the organization certificate shall be “The Bank of New York Mellon”.
          4.04 Bylaws of the Surviving Company. The bylaws of BNY in effect at the Effective Time shall be the Bylaws of the Surviving Company until amended in accordance with applicable law.

          4.05 Directors and Officers of Surviving Company.
          (a) The names of each director of the Surviving Company to serve until the next annual meeting of the stockholder(s) shall be as set forth in Exhibit 4 hereto.
          (b) The officers of BNY immediately prior to the Effective Time shall be the officers of the Surviving Company, until their resignation or removal or until their respective successors are duly elected and qualified.
ARTICLE V
TERMINATION, AMENDMENT AND WAIVER
          5.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time by mutual written agreement of the parties hereto duly authorized by action taken by or on behalf of their respective Boards of Directors.
          5.02 Effect of Termination. If this Agreement is validly terminated by either Interim Bank or BNY pursuant to Section 5.01, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of either Interim Bank or BNY (or any of their respective Representatives or Affiliates).
          5.03 Amendment. This Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the parties hereto at any time prior to the Effective Time. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party hereto.
ARTICLE VI
GENERAL PROVISIONS
          6.01 Entire Agreement. This Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.
          6.02 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns. It is not the intention of the parties to confer third-party beneficiary rights upon any other person.
          6.03 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

          6.04 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
          6.05 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State without giving effect to the conflicts of laws principles thereof.
          6.06 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts, provided receipt of such counterparts is confirmed.

          IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer thereunto duly authorized as of the date first above written.

BNY MELLON INTERIM INSTITUTIONAL NATIONAL BANK
By:	/s/ John H. Smith
	Name:	John H. Smith
	Title:	Chairman, President and Chief Executive Officer

THE BANK OF NEW YORK
By:
	Name:	Donald R. Monks
	Title:	Vice Chairman

          IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer thereunto duly authorized as of the date first above written.

BNY MELLON INTERIM INSTITUTIONAL NATIONAL BANK
By:
	Name:	John H. Smith
	Title:	Chairman, President and Chief Executive Officer

THE BANK OF NEW YORK
By:	/s/ Donald R. Monks
	Name:	Donald R. Monks
	Title:	Vice Chairman

EXHIBIT 1
Sequence of Events of the Reorganization
The reorganization of the following trust company and bank subsidiaries of The Bank of New York Mellon Corporation will occur on July 1, 2008 at 12:01 a.m. in the following sequence:
Mellon Trust of California merges with Mellon California Interim National Bank
Mellon California Interim National Bank merges with Mellon Bank, National Association
Mellon Trust of Washington merges with Mellon Washington Interim National Bank
Mellon Washington Interim National Bank merges with Mellon Bank, National Association
Mellon Trust of New York, LLC merges with Mellon New York Interim National Bank
Mellon New York Interim National Bank merges with Mellon Bank, National Association
Mellon Trust of New England, National Association merges with Mellon Bank, National Association
Mellon Bank, National Association divides into two national banks. The wealth management business is allocated to, and will continue to be owned by Mellon Bank, National Association which survives the division and is renamed BNY Mellon, National Association. The institutional business is allocated to and vested in the new national bank, BNY Mellon Interim Institutional National Bank, a subsidiary of Mellon Bank. National Association.
BNY Mellon, National Association (f/k/a Mellon Bank, National Association) distributes the stock of BNY Mellon Interim Institutional National Bank to The Bank of New York Mellon Corporation as a return of capital.
*	BNY Mellon Interim Institutional National Bank merges with The Bank of New York which survives the merger and is renamed The Bank of New York Mellon.
MBC Investments Corporation distributes the stock of The Dreyfus Trust Company to The Bank of New York Mellon Corporation as a return of capital.
Mellon Securities Trust Company merges with The Bank of New York Mellon
(f/k/a The Bank of New York),
The Dreyfus Trust Company merges with The Bank of New York Mellon
(f/k/a The Bank of New York)
*	This Merger shall occur immediately following the distribution of stock of BNY Mellon Interim Institutional National Bank by BNY Mellon, National Association to The Bank of New York Mellon Corporation as a return of capital and immediately prior to distribution of stock of The Dreyfus Trust Company to The Bank of New York Mellon Corporation as a return of capital.

EXHIBIT 2
BRANCHES OF BNY
Domestic (Private Bank) Branches;
One Wall Street Branch
One Wall Street
New York, NY 10286
51st Street Branch (1290 Avenue of the Americas)
51 West 51st Street
New York, NY 10019
63rd Street Branch
706 Madison Ave. & 63rd Street
New York, NY 10005
Garden City Private Bank Office
1001 Franklin Avenue
Garden City, NY 11530
Kraft Avenue Branch
111 Kraft Avenue
Bronxville, NY 10708
White Plains Private Bank Office
701 Westchester Avenue
White Plains, NY 10604
Mason Street Branch
10 Mason Street
Greenwich, CT 06831
Wilton Road Branch
16 Wilton Road
Westport, CT 06880
Morristown Private Clients Office
1109 ML Kemble Avenue
Harding, NJ 07930
International Branches:
Brussels Branch
Avenue Des Arts 35 Kunstlaan
1040 Brussels, Belgium

Cayman Branch
Butterfield House, Fort Street
George Town, Cayman Island
Dubai Branch
Dubai International Financial Centre (“DIFC”)
Dubai, United Arab Emirates
Frankfurt Branch
Bockenheimer Landstrasse 24
60323 Frankfurt, Germany
Hong Kong Branch
3 Pacific Palace
1 Queen’s Road East
Hong Kong
London Branch
1 Canada Square
London E14 5AL, England
Seoul Branch
Young-Poong Bldg, 23rd fl
33 Seolin-dong, Chongro-ku
C.P.O. Box 4906
Seoul 110-752, Korea
Shanghai Branch
Majesty Building, 26th fl
138 Pudong Avenue
Shanghai 200120, People’s Republic of China
Singapore Branch
One Temasek Avenue
#02-01 Millenia Tower
Singapore 039192
Taipei Branch
245 Tun Hwa So. Rd. Section 1, 4th Floor
P.O. Box 58040
Taipei 106, Taiwan
Tokyo Branch
Fukoku Seimei Bldg, 6th fl
2-2-2 Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011, Japan

EXHIBIT 3
BRANCHES OF INTERIM BANK
Domestic Branches:
Everett, MA Limited Purpose Branch
135 Santilli Highway
Everett, Massachusetts 02149
Ligonier, PA Limited Purpose Branch
121 Main Street, 2nd floor
Ligonier, Pennsylvania 15658
Radnor, PA Limited Purpose Branch
201 King of Prussia Road, Suite 230
Radnor, Pennsylvania 19087
Former Head Office of Mellon Bank, N.A.
500 Grant Street
Pittsburgh, PA 15258
International Branches:
Toronto Branch (including its facilities in Halifax, Nova Scotia)
95 Wellington Street West, Suite 1710
Toronto, Ontario M5J 2N7

EXHIBIT 4
DIRECTORS OF SURVIVING COMPANY

Frank J. Biondi, Jr.	Senior Managing Director, WaterView Advisors LLC

Ruth E. Bruch	Senior Vice President and Chief Information Officer, Kellogg Company

Nicholas M. Donofrio	Executive Vice President, Innovation and Technology, IBM Corporation

Steven G. Elliott	Senior Vice Chairman, The Bank of New York Mellon Corporation

Gerald L. Hassell	President, The Bank of New York Mellon Corporation

Edmund F. Kelly	Chairman, President and Chief Executive Officer, Liberty Mutual Group

Robert P. Kelly	Chief Executive Officer, The Bank of New York Mellon Corporation

Richard J. Kogan	Retired President and Chief Executive Officer, Schering-Plough Corporation

Michael J. Kowalski	Chairman and Chief Executive Officer, Tiffany & Co.

John A. Luke, Jr.	Chairman and Chief Executive Officer, MeadWestvaco Corporation

Robert Mehrabian	Chairman, President and Chief Executive Officer, Teledyne Technologies Inc.

Mark A. Nordenberg	Chancellor, University of Pittsburgh

Catherine Rein	Retired Senior Executive Vice President and Chief Administrative Officer, MetLife, Inc.

Thomas A. Renyi	Executive Chairman, The Bank of New York Mellon Corporation

William C. Richardson	President and Chief Executive Officer Emeritus, The W.K. Kellogg Foundation; and Chair and Co-Trustee Emeritus of The Kellogg Foundation Trust

Samuel C. Scott III	Chairman, President and Chief Executive Officer, Corn Products International, Inc.

John P. Surma	Chairman and Chief Executive Officer, United States Steel Corporation

Wesley W. von Schack	Chairman, President and Chief Executive Officer, Energy East Corporation

EXHIBIT 7
Consolidated Report of Condition of
THE BANK OF NEW YORK
of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System, at the close of business June 30, 2008, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

Dollar Amounts
In Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$3,463,000
Interest-bearing balances	31,232,000
Securities:
Held-to-maturity securities	1,631,000
Available-for-sale securities	24,769,000
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices	19,485,000
Securities purchased under agreements to resell	0
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, net of unearned income	33,282,000
LESS: Allowance for loan and lease losses	244,000
Loans and leases, net of unearned income and allowance	33,038,000
Trading Assets	4,207,000
Premises and fixed assets (including capitalized leases)	906,000
Other real estate owned	6,000
Investments in unconsolidated subsidiaries and associated companies	760,000
Not applicable
Intangible assets:
Goodwill	2,495,000
Other intangible assets	998,000
Other assets	7,072,000

Total assets	$130,062,000

Dollar Amounts
In Thousands
LIABILITIES
Deposits:
In domestic offices	$34,562,000
Noninterest-bearing	20,410,000
Interest-bearing	14,152,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	64,413,000
Noninterest-bearing	2,092,000
Interest-bearing	62,321,000
Federal funds purchased and securities sold under agreements to repurchase
Federal funds purchased in domestic offices	884,000
Securities sold under agreements to repurchase	89,000
Trading liabilities	3,678,000
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)	1,999,000
Not applicable
Not applicable
Subordinated notes and debentures	2,940,000
Other liabilities	12,854,000

Total liabilities	$121,419,000

Minority interest in consolidated subsidiaries	133,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,135,000
Surplus (exclude all surplus related to preferred stock)	2,375,000
Retained earnings	6,131,000
Accumulated other comprehensive income	-1,131,000
Other equity capital components	0
Total equity capital	8,510,000

Total liabilities, minority interest, and equity capital	$130,062,000

ii

     I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.
Thomas J. Mastro,
Senior Vice President and Comptroller
     We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Thomas A. Renyi	Directors
Gerald L. Hassell
Alan R. Griffith

iii